September 17, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	RiverSource Life Insurance Company

On behalf of

RIVERSOURCE VARIABLE ACCOUNT 10

Post-Effective Amendment No. 23 on Form N-4

File No. 333-230376

RAVA 5 Advantage Variable Annuity (offered for contract applications signed on or after 4/29/2019)

Dear Sir/Madam,

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), RiverSource Life Insurance Company (the “Company”, on behalf of RiverSource Variable Account 10, hereby requests the withdrawal of Post-Effective Amendment No. 23 to its Registration Statement on Form N-4 (the “N-4 Registration Statement”) which was filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2025.

The Company confirms that the N-4 Registration Statement inadvertently became effective due to a scrivener’s error in the Form BXT filed on August 7, 2025. The Company confirms that no securities have been sold in connection with the offering contemplated by the N-4 Registration Statement. As such, the Company respectfully requests that an order be issued granting its request for withdrawal of the N-4 Registration Statement as soon as practicable.

If you have any questions concerning responses to the comments, please contact me at (612) 678-5337 or nicole.d.wood@ampf.com.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood

Assistant General Counsel and Assistant Secretary